Exhibit 99.3

Tencent Music Entertainment Group

2023 Annual General Meeting Management Remarks

Cussion Pang:

First, I’d like to thank you all for your long-term trust and support in TME. On top of the notable progress we’ve made in increasing operational efficiency in 2022, we started 2023 with healthy growth in both topline and bottom line. Looking into this year, we continue to execute our dual engine content-and-platform strategy to explore new revenue streams and enhance operating efficiency, as well as to capture diverse market opportunities. To underscore the confidence we have in our future development and growth potential, we announced a new share repurchase plan of US$500 million in March following the completion of our US$1 billion share buyback plan in 2022.

Propelled by our strategic emphasis on quality growth, we delivered a record-high number of online music paying users and a continued increase in ARPPU. With the increase of paying users and ARPPU, music subscription revenues achieved a strong growth. Additionally, the expanded monetization toolbox also drove the revenue size of online music services to catch up with social entertainment services for the first time. This signifies that our long-term commitment to developing a sustainable online music business model is bearing fruit. Amidst an ever-changing industry landscape, we are committed to product innovation and strengthen relationships with users, creators and labels, resulting in notable achievements across various business lines.

➢	In terms of content, in the first half of this year, we renewed the contract with JVR, and strengthened strategic partnerships with Fenghua Qiushi, Rock Records, HYBE from South Korea and Ronghao Li. All these efforts enabled us to deepen partnerships with top music labels and artists as well as to further enrich both our iconic music catalogues and vertical content offerings. In addition, we also collaborated with well-known artists for head-start benefits on new song releases, together with merchandise sales, online and offline performances. Featuring a seven-day head-start period, our partnership with JJ Lin for his new digital album “Happily, Painfully After” was well-received by users, with this album breaking his previous sales record in terms of gross merchandise value on our platform.

➢	In terms of indie musicians, our Tencent Musician Platform offers abundant resources and diverse monetization avenues. As a result, the number of active musicians and singers who release new songs kept growing on our platform during the first quarter. We also teamed up with Billboard China to hold our first original music contest with an effort to discover emerging artists with the ability to produce quality Chinese music. Through this cooperation, we leverage Billboard’s global resources, influence and high international standards to provide talented musicians with end-to-end services, ranging from demo evaluation, song release, worldwide promotions, and all the way to customized performances, so as to help expanding their global reach. Meanwhile, we have made great efforts in protecting the copyrights of music and the rights of artists, contributing to the healthy development of the music industry.

➢	In terms of offline performances, there was a surge in offline performance activities after the post-COVID 19 re-opening. TME Live hosted a total of 29 online and offline concerts in the first quarter and provided users with exceptional audio-visual experiences anytime and anywhere. We also organized offline tours for musicians, allowing them to interact with fans up close. Going forward, we’ll further explore diverse performance formats and additional monetization opportunities with a ROI-oriented approach.

In conclusion, we are confident that we can further enhance the vibrancy and influence of our platform, bringing high-quality music to users and driving the sustainable development of the entire industry.

With that, I’d like to invite our CEO, Ross, to introduce more about our platform strategy.

Ross Liang:

Thank you Cussion.

Entering this year, we have seen numerous new technologies and trends emerging in the industry. As an industry leader, TME has been proactively exploring and capitalizing on these opportunities and has developed a range of products that are tailored to the needs of our users and creators, further enhancing our platform’s efficiency and competitiveness. Meanwhile, we continued to innovate and upgrade our products to strengthen user engagement on our platform, laying a more solid foundation for commercialization. Specifically:

➢	First, to bring users a higher-quality and more personalized listening experiences, we consistently enhanced our sound quality and effects, while optimizing recommendation algorithms and models. Our self-developed premium sound quality features have been widely adopted by users, becoming one of the key factors that drive users’ willingness to pay. We also integrated our self-developed Galaxy Sound Effect to in-car audio systems, providing a superior listening experience while users are driving. As users’ commuting hours gradually increase, we believe this will bring us more development opportunities in the IoT area.

➢	Second, we have deployed ample resources and made good progress in AIGC, a widely discussed field both domestically and overseas. Under the premise of copyright protection, we have leverage AIGC to produce content and create virtual idols, among others. For example, QQ Music’s TME Studio provides AI-enabled music production tools to further enhance musicians’ creation efficiency in lyrics writing, composition, and music content analysis and editing. Kugou Music’s “Voice Producer” feature allows users to “replicate” their own voices and produce songs of different styles by creating their own AI voice library. We also built our virtual idol lineup that includes Lucy, Xiaoqin, Shanbao and Anko. Besides automatically generating record-grade singing, they can also intelligently chat with users in live streaming rooms, fostering a different music interaction experience.

➢	Additionally, we have achieved good results in the expansion of new businesses. Notably, audio live streaming was well-received by users benefitting from its differentiated content. Among them, music, emotional healing and talk show are the top three categories. At the same time, we advanced the integration of our vibrant audio performer ecosystem with our musician community, reinforcing the connections and cooperations across different businesses. We nurtured high-quality musicians on the QQ Music live streaming platform including “Chikou Xiaoye,” “Su Mo,” “Poison,” and “Xu Changqing,” who contributed a total of 110 million song streams in the first quarter, further enriching our content library. Moreover, an increasing number of musicians on our platform are starting to expand their revenue streams through audio livestreaming and strengthening their exposure during the process.

➢	Last but not least, we have made continuous progress in our close cooperation with Tencent. Starting from April 30th, QQ Music has provided immersive music services to massive Weixin users. Going forward, we will jointly explore commercialization opportunities with Weixin as we are tapping into a much broader base of users to amplify our growth momentum.

With that, I’d like to give the floor to Tony to review our business operations. Tony, please go ahead.

Tony Yip:

Thank you, Ross.

Stepping into 2023, we see that our unwavering dedication to the music industry for the past decade is beginning to pay off. In addition to the continued steady growth of our online music subscription services, we are pleased to see, each of our advertising, long-form audio, artist merchandise and IoT services are on a solid growth trajectory. Today, I am honored to recap some of our preliminary achievements with our shareholders.

In the first quarter, we have seen our subscription revenues from online music services record steady growth, with a record-high online music paying ratio and the fourth consecutive quarter of ARPPU expansion. The increases in both paying users and ARPPU were primarily attributable to our optimized content operations, increased user willingness to pay for premium features such as sound quality and effects, and more effective promotions. Furthermore, our years of efforts in developing IoT services centered on in-car scenarios started to bear fruit. A growing number of newly launched EV makes and models have pre-installed our music apps in their large-screen panels, which is more adapted to users’ current in-car music listening habits. So we believe that it will drive incremental membership conversions.

Apart from subscriptions, advertising is also gradually recovering. Specifically, advertising spend by advertisers in the e-commerce, gaming, travel, and food and beverage industry verticals increased notably year-over-year. It is also worth mentioning that revenues from ad-supported mode surged year-over-year as more users adopted the model. We believe that ad-supported mode has a great growth potential in the future. Additionally, with growing scenarios for offline events, a rising number of musicians chose to perform and promote through TME Live, which also attracts advertisers from more brands. We will join hands with advertisers from various industry verticals to bring immersive music experiences to users while elevating brands’ visibility with our innovative ad formats such as customized brand zones and music festivals.

Meanwhile, we worked with well-known artists to introduce various artist merchandise, such as physical albums, collection cards, action figures, T-shirts and more to fulfill users’ collection needs. We have seen notable revenue growth from this business this year. Going forward, we will continue to explore more diverse and fun offerings of artist merchandise to help them expand influence. In terms of our long-form audio, its revenues expanded year-over-year, as we increased our offerings of popular content. These business formats have laid a solid foundation for the Company’s steady and long-term growth.

As for social entertainment services, live streaming is still facing challenges due to macro headwinds and competition.

As we entered the second quarter of 2023, we have seen continued robust growth momentum in online music services. Our subscription business has recorded a growing number of paying users together with expanded ARPPU. Our advertising service has also achieved a better-than-expected growth. Our long-form audio and artist merchandise are also making solid progress. On the other hand, however, social entertainment services continued to face pressure. Similar to other companies in China’s live streaming industry, we have recently implemented a number of measures to video and audio live streaming services to reinforce risk controls. These measures included more stringent compliance procedures and adjustments to certain live streaming functions. Such measures are expected to result in incremental adverse effects on revenues generated from social entertainment services in the second quarter, and we’ll further discuss the actual impacts when we report our second quarter earnings in August. But looking ahead, these measures are expected to pave the way for TME’s sustainable and healthy development in the long run.

As we advanced the development of our various businesses, we have always been committed to fulfilling social responsibilities. TME provided care for people with autism through music for seven consecutive years. We launched a caring program called “If Music Has a Shape.” We invited over 50 groups of singers and musicians from China and abroad to perform in our program and share their love, raising awareness of autism among the public.

Next, I will give the floor to Shirley for a closer review of our financials.

Shirley Hu:

Thank you, Tony.

To recap our prior results, in Q1 2023, our total revenues reached RMB7.0 billion, up by 5% year-over-year. With the success of effective cost optimization and improved operating efficiency, our net profit grew by 85% year-over-year for the fourth consecutive quarter to reach RMB1.2 billion in Q1 2023. Our non-IFRS net profit amounted to RMB1.46 billion in the quarter, a year-over-year increase of 56%.

Driven by our dual engine content-and-platform strategy, our online music services grew steadily in 2023. Our revenues from online music services grew by 34% year-over-year to reach RMB3.50 billion in Q1 2023, catching up with revenues from social entertainment services for the first time. Notably, music subscription revenues continued its rapid growth and reached RMB2.6 billion, up by 30% year-over-year, propelled by a rapid expansion of both online music paying users and ARPPU. Specifically, monthly ARPPU in Q1 2023 was RMB 9.2, increased by RMB 0.9 from last year and RMB0.3 from last quarter, recording four consecutive quarters of expansion. Online music paying users grew to 94.4 million, up by 18% year-over-year, representing a 5.9 million net adds sequentially. The strong ARPPU and paying user growth resulted from optimized content operations, increased user willingness to pay for premium features such as sound quality and effects, as well as more effective promotions. Our social entertainment services and others continued to be affected by the evolving macro headwinds and competition from other platforms in Q1 2023, recording revenues of RMB 3.5 billion, down by 13% year-over-year.

In addition to focusing on business growth, we are also prioritizing efforts to enhance operating efficiency. We have achieved notable results from our cost optimization and efficiency enhancement initiatives in 2022 and we will continue to implement these measures in 2023. First, we will strictly control our costs. For example, we aim to lower our operating costs by reducing low-ROI operating activities and assessing the ROI of content costs, as well as by improving bandwidth and equipment utilization efficiency. Second, our selling and marketing expenses declined by 36% year-over-year in Q1 2023, decreasing year-over-year for the fifth consecutive quarter, thanks to our effective ROI management in each promotion channel and optimized deployment of internal and external resources.

Meanwhile, our net profit was RMB1.2 billion in Q1 2023, up by 85% year-over-year. Our non-IFRS net profit amounted to RMB1.46 billion, a year-over-year increase of 56%. This is attributable to the rapid development of our businesses and improved operating efficiency.

Going forward, we will remain focused on promoting the development of our core businesses while also exploring new business initiatives for incremental growth. At the same time, we will take more effective measures to lower operating costs, amplify operating efficiency and maximize shareholder returns.